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Regulatory Announcement

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Free annual report

RECEIVED
2007 JUN 19 A 4:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024466

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 05-Jun-07
Number	8281X

RNS Number:8281X
Tesco PLC
05 June 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

5th June 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC was notified yesterday that on 1st June 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 4.605p on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	24
P A Clarke	24
A Higginson	24
T P Leahy	24
T J R Mason	24
L Neville-Rolfe	24
D T Potts	24

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

SUPPL

2. The Trustees transferred 15,982,735 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 18,138,009 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1) (a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

dlw 6/19

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